UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

CTI BioPharma Corp.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

87611R306
(CUSIP Number)

SPIKE LOY
BVF PARTNERS L.P.
1 Sansome Street, 30th Floor
San Francisco, California 94104
(415) 525-8890

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,897,559
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,897,559
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,897,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,673,040
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,673,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,673,040
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE TRADING FUND OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,028,518
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,028,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,028,518
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,028,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 43,795,613
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 43,795,613
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,795,613
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 43,795,613
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 43,795,613
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,795,613
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 43,795,613
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 43,795,613
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,795,613
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 87611R306

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, no par value per share (the “Shares”), of CTI BioPharma Corp., a Washington corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3101 Western Avenue, Suite 600, Seattle, Washington 98121.

Item 2.	Identity and Background.

(a)           This statement is filed by Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”), Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”), Biotechnology Value Trading Fund OS LP (“Trading Fund OS”), a Cayman Islands Limited Partnership, BVF Partners OS Ltd. (“Partners OS”), a Cayman Islands Limited Liability Company, BVF Partners L.P., a Delaware limited partnership (“Partners”), BVF Inc., a Delaware corporation, and Mark N. Lampert.  Mr. Lampert is the sole officer and director of BVF Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The business address of BVF, BVF2, Partners, BVF Inc. and Mr. Lampert is 1 Sansome Street, 30th Floor, San Francisco, California. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)           The principal business of each of BVF, BVF2, and Trading Fund OS is investing in securities. The principal business of Partners OS is serving as the general partner of Trading Fund OS. The principal business of Partners is serving as the general partner of each of BVF and BVF2, the investment manager of Trading Fund OS, the sole member of Partners OS, and the investment manager of a certain management accounts (the “Partners Management Accounts”). The principal business of BVF Inc. is serving as the general partner of Partners.  Mr. Lampert is the sole officer and director of BVF Inc.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Lampert is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of BVF, BVF2, Trading Fund OS, and held in the Partners Management Accounts, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule A.

CUSIP NO. 87611R306

The aggregate purchase price of the 14,897,559 Shares beneficially owned by BVF is approximately $19,025,545, including brokerage commissions. The aggregate purchase price of the 8,673,040 Shares beneficially owned by BVF2 is approximately $11,062,056, including brokerage commissions. The aggregate purchase price of the 3,028,518 Shares beneficially owned by Trading Fund OS is approximately $3,740,539, including brokerage commissions. The aggregate purchase price of the 17,196,496 Shares beneficially owned by the Partners Management Accounts is approximately $20,172,068, including brokerage commissions.

Item 4.	Purpose of Transaction

On December 9, 2015, Partners entered into a letter agreement whereby upon the closing of the offering of the Issuer’s Series N-2 Preferred Stock, the Issuer granted Partners the one-time right to confidentially nominate not more than two (2) individuals in the aggregate to serve as directors on the Company’s Board of Directors (the “Letter Agreement”) subject to certain conditions. The above description of the Letter Agreement is qualified in its entirety by reference to Exhibit 99.1, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentages of Shares reported owned by each person named herein is  based on 281,795,171 shares of Common Stock, which includes 231,795,171 shares of Common Stock outstanding as advised by the Issuer on December 4, 2015, along with the 27,272,727 shares owned by the Reporting Persons pursuant to the issuance of Series N-2 Preferred Stock and the subsequent conversion into Common Stock, and the assumption that 22,727,273 shares owned by certain other parties pursuant to the issuance of the Series N-2 Preferred Stock have been converted into Common Stock.

As of the close of business on December 10, 2015, (i) BVF beneficially owned 14,897,559 Shares, (ii) BVF2 beneficially owned 8,673,040 Shares, (iii) Trading Fund OS beneficially owned 3,028,518 Shares, and (iv) 17,196,496 Shares were held in the Partners Management Accounts, representing percentage ownership of approximately 5.3%, 3.1%, 1.1%, and 6.1%, respectively, of the Shares outstanding.

CUSIP NO. 87611R306

Partners OS as the general partner of Trading Fund OS, may be deemed to beneficially own the 3,028,518 Shares beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF and BVF2, the sole member of Partners OS, and the investment manager of Trading Fund OS and the Partners Management Accounts, may be deemed to beneficially own the 43,795,613 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and the Partners Management Accounts, representing percentage ownership of approximately 15.5% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 43,795,613 Shares beneficially owned by Partners, representing percentage ownership of approximately 15.5% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 43,795,613 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 15.5% of the Shares outstanding.

(b)           Each of BVF, BVF2, and Trading Fund OS, shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS, shares with Partners OS, voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 43,795,613 Shares they may be deemed to beneficially own with BVF, BVF2, Trading Fund OS and Partners OS.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, except as otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 9, 2015, Partners entered into the Letter Agreement with the Issuer giving the Partners Group the right to propose board members to the Issuer, as described further in Item 4.

On December 10, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 hereto and is incorporated herein by reference.

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets.

CUSIP NO. 87611R306

Partners is the sole member of Partners OS and the investment manager of Trading Fund OS, pursuant to an investment management agreement which authorizes Partners, among other things, to invest the funds of Trading Fund OS  in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets.

Pursuant to investment management agreements with certain of the Partners Management Accounts, Partners and BVF Inc. have authority, among other things, to invest funds of certain of the Partners Management Accounts in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter Agreement between BVF Partners L.P. and CTI BioPharma Corp., dated December 9, 2015.

99.2
Joint Filing Agreement by and among Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS LP, BVF Partners OS Ltd., BVF Partners L.P., BVF Inc. and Mark N. Lampert, dated December 10, 2015.

CUSIP NO. 87611R306

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2015

BIOTECHNOLOGY VALUE FUND, L.P.			BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President		/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

CUSIP NO. 87611R306

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

BIOTECHNOLOGY VALUE FUND, L.P.

Common Stock*	2,255,200	1.2500	10/27/2015
Common Stock	57,003	1.1942	11/12/2015
Common Stock	120,795	1.1163	11/16/2015
Common Stock**	7,589,090	1.1000	12/04/2015

BIOTECHNOLOGY VALUE FUND II, L.P.

Common Stock*	1,313,600	1.2500	10/27/2015
Common Stock	48,823	1.1942	11/12/2015
Common Stock	70,095	1.1163	11/16/2015
Common Stock**	4,436,364	1.1000	12/04/2015

BIOTECHNOLOGY VALUE TRADING FUND OS LP

Common Stock	263,881	1.6585	10/13/2015
Common Stock	95,748	1.6474	10/14/2015
Common Stock*	970,400	1.2500	10/27/2015
Common Stock	25,925	1.1163	11/16/2015
Common Stock**	1,536,364	1.1000	12/04/2015

BVF PARTNERS L.P. (THROUGH THE PARTNERS MANAGEMENT ACCOUNTS)

Common Stock*	1,060,800	1.2500	10/27/2015
Common Stock	46,231	1.1942	11/12/2015
Common Stock	58,185	1.1163	11/16/2015
Common Stock**	13,710,909	1.1000	12/04/2015

* The Issuer’s Common Stock was acquired pursuant to an Offering of Series N-1 Preferred Stock, which was immediately converted into Common Stock.

** The Issuer’s Common Stock was acquired pursuant to an Offering of Series N-2 Preferred Stock, which was immediately converted into Common Stock